STARBASE CORPORATION

LOAN AND SECURITY AGREEMENT

THIS LOAN AND SECURITY AGREEMENT (this “Agreement”) is made and entered into as of October 8, 2002, by and between BORLAND SOFTWARE CORPORATION (“Lender”) and STARBASE CORPORATION (“Borrower”).

RECITALS

A.  Concurrently herewith, Borrower, Lender and Galaxy Acquisition Corp. (“Acquisition Sub”) are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Lender has agreed to acquire Borrower on the terms and conditions set forth therein.

B.  Pursuant to Section 6.9 of the Merger Agreement, Lender has agreed to make available to Borrower a bridge loan in the aggregate principal amount of $2,000,000 (the “Loan”). This Agreement contains the terms and conditions on which Lender shall make the Loan.

C.  Borrower acknowledges and understands that Lender is relying upon the execution, delivery and performance of this Agreement by Borrower and upon the representations, warranties and covenants of Borrower set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Borrower and Lender hereby agree as follows:

1.  DEFINITIONS AND CONSTRUCTION.

1.1  Definitions.    As used in this Agreement, the following terms shall have the following meanings:

“Accounts” means “accounts” as such term is defined in the Code.

“Acquired Corporations” means Borrower and each of its Subsidiaries.

“Acquisition Sub” has the meaning assigned to such term in Recital A.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly owns or controls such Person, any Person that directly or indirectly controls or is controlled by or is under common control with such Person, and each of such Person’s senior executive officers, directors and owners.

“Change in Control” shall mean a transaction in which any “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended) other than Lender or Acquisition Sub becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of a sufficient number of shares of stock of Borrower ordinarily entitled to vote in the election of directors, empowering such “person” or “group” to elect a majority of the Board of Directors of Borrower, who did not have such power before such transaction.

“Code” means the Uniform Commercial Code as in effect in the State of Delaware. In the event that any or all of the attachment, perfection or priority of Lender’s security interest in any Collateral is governed by the Commercial Code as in effect in a jurisdiction other than Delaware, the term “Code” shall mean the Uniform Commercial Code as in effect at such time in such other jurisdiction.

“Collateral” means the property described on Exhibit A attached hereto.

“Contingent Obligation” means any direct or indirect contingent liability with respect to any indebtedness, lease, letter of credit or other similar obligation of a Person.

“Copyrights” means any and all copyright rights, copyright applications, copyright registrations and like protections in each work or authorship and derivative work thereof, whether published or unpublished and whether or not the same also constitutes a trade secret, now or hereafter existing, created, acquired or held.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Equipment” means all present and future machinery, equipment, tenant improvements, furniture, fixtures, vehicles, tools, parts and attachments in which Borrower has any interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

“Event of Default” has the meaning assigned to such term in Article 8.

“Financing Statement” means a financing statement (Form UCC-1) naming Borrower as debtor and Lender as secured party.

“GAAP” means accounting principles generally accepted in the United States of America as in effect from time to time.

“Governmental Body” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

“Indebtedness” means (i) all indebtedness for borrowed money or the deferred purchase price of property or services, including reimbursement and other obligations with respect to surety bonds and letters of credit, (ii) all capital lease obligations and (iii) all Contingent Obligations.

“Intellectual Property” means, collectively, all of Borrower’s Copyrights, Trademarks and Patents and all other Company IP (as defined in the Merger Agreement).

“Inventory” means “inventory” as such term is defined in the Code.

“Investment” means any beneficial ownership of any interest in (including any stock of, partnership interest in or other securities of) any Person, or any loan, advance or capital contribution to any Person.

“IP Security Agreement” means that certain Intellectual Property Security Agreement, dated as of the date hereof, between Lender and Borrower.

“Lender Expenses” means all reasonable costs or expenses (including reasonable attorneys’ fees and expenses) incurred in connection with the preparation, negotiation, administration and enforcement of the Loan Documents and the Financing Statement and all of Lender’s reasonable attorneys’ fees and expenses incurred in amending, enforcing or defending the Loan Documents and the Financing Statement (including reasonable fees and expenses of appeal or review, or those incurred in any insolvency proceeding), whether or not suit is brought.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment for security, security interest, encumbrance, levy, lien or charge of any kind, whether voluntarily incurred or arising by operation of law or otherwise, against any property, including any agreement to grant any of the foregoing, any conditional sale or other title retention agreement, any lease in the nature of a security interest and any other Encumbrance (as defined in the Merger Agreement).

“Loan” has the meaning set forth in Recital B.

“Loan Documents” means, collectively, this Agreement, the IP Security Agreement and any other agreement entered into between Borrower and Lender in connection with any of the foregoing (other than the Merger Agreement and the related agreements and documents executed in connection therewith).

An event, occurrence, violation, inaccuracy, circumstance or other matter will be deemed to have a “Material Adverse Effect” on Borrowerif such event, occurrence, violation, inaccuracy, circumstance or other matter (considered alone or together with any other matter or matters) had or could reasonably be expected to have a material adverse effect on (i) the business, condition (financial or otherwise), software engineer employee base, sales force employee base, capitalization, assets, liabilities, operations, revenues, results of operations, cash flows, financial performance or prospects of Borrower and its Subsidiaries taken as a whole; (ii) the ability of Borrower to consummate the merger contemplated by the Merger Agreement or any of the other transactions contemplated thereby or to perform any of its obligations thereunder or under any of the Loan Documents; or (iii) Lender’s or Acquisition Sub’s ability to vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Borrower, either before or after the merger contemplated by the Merger Agreement; provided, however, that in determining whether there has been a Material Adverse Effect on Borrower, any adverse effect directly attributable to market conditions in the industries in which the Acquired Corporations operate, which conditions do not materially disproportionately affect the Acquired Corporations, shall be disregarded.

“Maturity Date” has the meaning set forth in Section 2.2.

“Merger Agreement” has the meaning set forth in Recital A.

“Obligations” means all debt, principal, interest, Lender Expenses and other amounts owed to Lender by Borrower at any time pursuant to any of the Loan Documents and any interest that accrues after the commencement of an insolvency proceeding.

“Patents” means all patents, patent applications and like protections including improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same.

“Permitted Indebtedness” means the Indebtedness existing on the date hereof and disclosed in the Schedule.

“Permitted Investment” means (i) Investments existing on the date hereof and disclosed in the Schedule and (ii) Borrower’s interests in its Subsidiaries.

“Permitted Liens” means the Liens existing on the date hereof and disclosed in the Schedule.

“Person” means any individual, Entity or Governmental Body.

“Schedule” means the Schedule of Exceptions attached hereto.

“Subsidiary” means, with respect to a Person, an Entity in which such Person directly or indirectly owns, or purports to own, beneficially or of record, (i) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body or (ii) at least 50% of the outstanding equity or financial interests of such Entity.

“SVB Loan Documents” means that certain Accounts Receivable Purchase Agreement, dated as of April 19, 2002, by and between Borrower and Silicon Valley Bank, and all documents and agreements executed in connection therewith.

“Trademarks” means any trademark and servicemark rights, whether registered or not, applications to register and registrations of the same and like protections, and the entire goodwill of the business of Borrower connected with and symbolized by such trademarks.

2.  TERMS OF LOAN.

2.1  Loan Amount and Disbursement.

(a)  Amount.    Subject to the terms and conditions of this Agreement, Lender agrees to make the Loan to Borrower in the amounts and at the times set forth below:

Date	Amount
Upon satisfaction of the conditions precedent set forth in Section 3.1 (the “Closing Date”)	$750,000
On the 30-day anniversary of the Closing Date	$500,000
On the 60-day anniversary of the Closing Date	$750,000

(b)  Disbursement.    On each advance date set forth in Section 2.1(a), above, Lender will deposit the appropriate Loan amount into an account designated by Borrower.

(c)  Obligation to Lend.    Lender’s obligation to lend any undisbursed portion of the Loan will terminate if (i) the Merger Agreement is terminated (whether by Lender, by Borrower or otherwise) for any reason or (ii) an Event of Default shall exist.

2.2  Principal Repayment.

(a)  Maturity.    The outstanding principal amount of the Loan (and any interest accrued thereon) shall be immediately due and payable upon the date (the “Maturity Date”) that is the earliest of:

(i)  the date on which the Merger Agreement is terminated; provided, however, that if the Merger Agreement is terminated pursuant to (x) Section 8.1(c) or 8.1(d) thereof and, at the time of such termination, all conditions to the Offer (as defined therein) other than the Minimum Condition (as defined therein) have been satisfied, or (y) Section 8.1(g) thereof, then the Maturity Date shall be the date fourteen calendar days after such termination; provided, further, that if the Merger Agreement is terminated by Borrower pursuant to Section 8.1(h) of the Merger Agreement, then the Maturity Date shall be immediately prior to any such termination;

(ii)  the date on which an Event of Default occurs; and

(iii)  December 15, 2002;

provided that, in each case, $550,000 of the outstanding principal amount of the Loan (and any interest accrued thereon) shall not become due and payable until the earliest to occur of: (A) such time as a Termination Fee (as defined in the Merger Agreement), if any, would be payable to Lender by Borrower under Section 8.3 of the Merger Agreement; (B) such time as Borrower enters into a definitive agreement in respect of, or approves or recommends, any Acquisition Proposal (as defined in the Merger Agreement), or agrees or resolves to do any of the foregoing, provided, that solely for purposes of this clause (B) an “Acquisition Proposal” shall not be deemed to refer to a transaction involving 25% or less of the outstanding shares of capital stock of Borrower; and (C) the one year anniversary of the date of termination of the Merger Agreement.

2.3  Interest Rates, Payments and Calculations.

(a)  Interest Rate and Payment.    Except as set forth in Section 2.3(b), the Loan shall bear interest on the outstanding daily balance thereof from the date of disbursement until satisfaction in full at a rate per annum equal to eight percent (8%). Interest shall be due and payable in full on the Maturity Date and shall be calculated on the basis of a 360-day year for the actual number of days elapsed.

(b)  Default Rate.    All Obligations shall bear interest, from and after the occurrence and during the continuance of an Event of Default, at a rate equal to five percentage points above the interest rate applicable immediately prior to the occurrence of such Event of Default or the maximum rate permissible by law (which shall be deemed to be the laws relating to permissible rates of interest on commercial loans), whichever is less.

2.4  Lender Expenses.    Borrower shall pay to Lender all Lender Expenses on the Maturity Date if Borrower shall be obligated to reimburse Lender for its expenses pursuant to Section 8.3(a) of the Merger Agreement.

2.5  Cancellation upon Consummation of Merger.    Notwithstanding anything to the contrary contained herein, upon consummation of the merger contemplated by the Merger Agreement, at the election of Lender this Agreement shall terminate and the Obligations shall be deemed satisfied in full.

3.  CONDITIONS PRECEDENT TO LOAN ADVANCES.

3.1  Conditions Precedent to Initial Advance.    The obligation of Lender to make the initial Loan advance is subject to the condition precedent that Lender shall have received, in form and substance satisfactory to Lender, each of the following:

(a)  this Agreement, duly executed on behalf of Borrower;

(b)  the IP Security Agreement, duly executed on behalf of Borrower;

(c)  the Financing Statement;

(d)  the Merger Agreement, duly executed on behalf of Borrower;

(e)  an officer’s certificate of Borrower with respect to its certificate of incorporation and bylaws, resolutions authorizing the execution and delivery of this Agreement and the other Loan Documents, and incumbency;

(f)  proof of filing of Schedule 14D-9 by Borrower;

(g)  consent from existing lenders or lessors, if required;

(h)  in connection with the SVB Loan Documents (including the Accounts Receivable Purchase Agreement and the Intellectual Property Security Agreement executed in connection therewith), consent from Silicon Valley Bank acknowledging and permitting (i) Borrower’s execution and performance of the Merger Agreement and (ii) Borrower’s execution and performance of this Agreement and the IP Security Agreement, including the granting of Liens hereunder and thereunder;

(i)  a legal opinion from Borrower’s counsel; and

(j)  such other documents, and completion of such other matters, as Lender may reasonably request and deem necessary or appropriate.

3.2  Conditions Precedent to all Advances.    The obligation of Lender to make all Loan advances, including the initial advance, is further subject to the following conditions, which may be waived by Lender in its sole discretion:

(a)  the representations and warranties contained herein and in the Merger Agreement shall be true and correct in all material respects on and as of the date of such advance as though made at and as of each such date (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and correct as of such date or with respect to such period);

(b)  no Event of Default shall then exist or would exist after giving effect to such advance; and

(c)  the Merger Agreement shall not have been terminated.

4.  CREATION OF SECURITY INTEREST.

4.1  Grant of Security Interest.    Borrower grants and pledges to Lender a continuing security interest in all presently existing and hereafter acquired or arising Collateral to secure prompt repayment of the Obligations and to secure prompt performance by Borrower of each of its covenants and duties under the Loan Documents. Such security interest constitutes a valid security interest in the presently existing Collateral, and will constitute a valid security interest in later-acquired Collateral, in each case, having priority over all other Liens other than Liens granted to Silicon Valley Bank in connection with the SVB Loan Documents prior to the date hereof.

4.2  Authorization to File; Delivery of Additional Documentation Required.    Borrower authorizes Lender to file financing statements without notice to Borrower, with all appropriate jurisdictions, as Lender deems appropriate, in order to perfect or protect Lender’s security interest in the Collateral. Borrower shall execute and deliver to Lender, at the request of Lender, all documents that Lender may reasonably request, in form satisfactory to Lender, to perfect and continue perfected Lender’s security interest in the Collateral and in order to fully consummate all of the transactions contemplated under the Loan Documents.

5.  REPRESENTATIONS AND WARRANTIES.

Borrower represents and warrants as follows:

5.1  Due Organization and Qualification.    Borrower and each Subsidiary is a corporation duly existing under the laws of its state of incorporation and qualified and licensed to do business in any state in which the conduct of its business or its ownership of property requires that it be so qualified, except where the failure to be so qualified or licensed could not be expected to result in a Material Adverse Effect on Borrower.

5.2  Due Authorization; No Conflict.    The execution, delivery and performance of the Loan Documents and the Financing Statement are within Borrower’s corporate powers, have been duly authorized and will not, directly or indirectly (with or without notice or lapse of time): (i) contravene, conflict with or result in a violation of (x) any of the provisions of Borrower’s certificate of incorporation or bylaws or (y) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Borrower; (ii) contravene, conflict with or result in a violation of any federal, state, local, municipal, foreign or other law, statute, constitution, resolution, ordinance, code, rule or regulation issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body; or (iii) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any material agreement by which Borrower is bound except where such contravention, conflict, violation, breach or default could not have a Material Adverse Effect on Borrower. Borrower is not required to make any filing with or give any notice to, or to obtain any consent from, any Person (including, without limitation, consents from parties to contracts to which Borrower is a party and authorizations from any Governmental Body) in connection with the execution, delivery and performance of the Loan Documents by Borrower or the filing of the Financing Statement by Lender. Borrower is not in default under any material agreement by which it is bound.

5.3  Merger Agreement.    The representations and warranties set forth in the Merger Agreement are true and correct (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time which need only be true and correct as of such date or with respect to such period).

5.4  Collateral.    Borrower has good and valid title to the Collateral, free and clear of Liens, except for Permitted Liens.

5.5  Intellectual Property.    Borrower is the sole owner of the Intellectual Property, subject to any licenses granted by Borrower in the ordinary course of business. Each of the Copyrights, Trademarks and Patents is valid and enforceable, no part of the Intellectual Property is or has been judged by any Governmental Body invalid or unenforceable, in whole or in part, and no claim has been made that any part of the Intellectual Property violates the rights of any third party.

5.6  Litigation.    There are no actions or proceedings pending or, to Borrower’s knowledge, threatened by or against Borrower or any Subsidiary of Borrower before any court or administrative agency in which an adverse decision could reasonably be expected to have a Material Adverse Effect on Borrower.

5.7  Solvency; Payment of Debts.    Borrower is able to pay its debts (including trade debts) as they mature; the fair book value of Borrower’s assets (including goodwill minus disposition costs) exceeds the fair value of its liabilities; and Borrower is not left with unreasonably small capital after the transactions contemplated by this Agreement.

5.8  Name; Location of Chief Executive Office; States in Which Qualified to do Business.    Except as set forth on the Schedule, Borrower has not done business under any name other than that specified on the signature page hereof. The chief executive office of Borrower is located at the address indicated in Section 10. All jurisdictions in which Borrower is or has been qualified to do business within the last five years are set forth on Schedule 5.8 attached hereto. Schedule 5.8 identifies all jurisdictions in which Borrower has had an address.

5.9  Compliance with Laws and Regulations.    Borrower and each Subsidiary have met the minimum funding requirements of ERISA with respect to any employee benefit plans subject to ERISA. No event has occurred resulting from Borrower’s failure to comply with ERISA that is reasonably likely to result in Borrower’s incurring any liability that could have a Material Adverse Effect on Borrower. Borrower is not an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940. Borrower is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulations T and U of the Board of Governors of the Federal Reserve System). Borrower has complied in all material respects with all the provisions of the Federal Fair Labor Standards Act. Borrower is in compliance with all environmental laws, regulations and ordinances except where the failure to comply is not reasonably likely to have a Material Adverse Effect on Borrower. Borrower has not violated any statutes, laws, ordinances or rules applicable to it, violation of which could have a Material Adverse Effect on Borrower. Borrower and each Subsidiary have filed or caused to be filed all tax returns required to be filed, and have paid, or have made adequate provision for the payment of, all taxes reflected therein except those being contested in good faith with adequate reserves under GAAP.

5.10  Government Consents.    Borrower and each Subsidiary have obtained all consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all Governmental Bodies that are necessary for the continued operation of Borrower’s business as currently conducted, except where the failure to do so could not reasonably be expected to cause a Material Adverse Effect on Borrower.

5.11  SVB Loan Documents.    The total amount of the borrowings outstanding under the SVB Loan Documents is $0.

5.12  Inbound Licenses.    Except as disclosed on the Schedule, Borrower is not a party to, nor is bound by, any license or other agreement that prohibits or otherwise restricts Borrower from granting a security interest in Borrower’s interest in such license or agreement or any other property.

5.13  Full Disclosure.    The representations, warranties and other statements made by Borrower in the Loan Documents and in any certificate or written statement furnished to Lender do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make such representations, warranties and other statements not misleading, it being recognized by Lender that the projections and forecasts provided by Borrower in good faith and based upon reasonable assumptions are not to be viewed as facts and that actual results during the period or periods covered by any such projections and forecasts may differ from the projected or forecasted results.

6.  AFFIRMATIVE COVENANTS.

Borrower covenants that, until satisfaction in full of all outstanding Obligations, Borrower shall do all of the following:

6.1  Good Standing and Government Compliance.    Borrower shall maintain its and each of its Subsidiaries’ corporate existence in its respective jurisdiction of incorporation and maintain qualification in each jurisdiction in which the failure to so qualify could have a Material Adverse Effect on Borrower. Borrower shall comply, and shall cause each Subsidiary to comply, with all statutes, laws, ordinances and government rules and regulations to which it is subject, and shall maintain, and shall cause each of its Subsidiaries to maintain, in force all licenses, approvals and agreements, the loss of which or failure to comply with which could have a Material Adverse Effect on Borrower, or a material diminution in the value of the Collateral, taken as a whole, or the priority of Lender’s Lien on the Collateral.

6.2  Use of Proceeds.    Except as set forth on Schedule 6.2(a), Borrower shall use the proceeds of the Loan to pay for the following expenses only: (a) salaries in effect on the date hereof (excluding bonuses payable to Officers of Borrower and severance payments, other than those severance payments set forth on Schedule 6.2(b) hereto, and any payments with respect to option rights); (b) real property lease obligations in effect on the date hereof; (c) obligations to vendors in the ordinary course of Borrower’s business consistent with Borrower’s past practice; (d) Lender Expenses; and (e) payments to consultants, other than consultants that are Affiliates of Borrower or Affiliates of any of Borrower’s Subsidiaries, as set forth on Schedule 6.2(c) hereto, but, in each case, only to the extent that such payments are consistent with Borrower’s past practice and are in the ordinary course of Borrower’s business.

6.3  SVB Loan Documents.    Borrower shall not request or accept any advances, credit extensions or otherwise make any borrowings under the SVB Loan Documents and shall ensure, at all times, that the total outstanding borrowing balance thereunder remains at $0. Borrower shall notify Lender immediately upon obtaining knowledge of any one or more of the following: (a) any amount becomes outstanding under any SVB Loan Document, (b) the occurrence of a default under any SVB Loan Document or (c) the exercise by Silicon Valley Bank of any of its remedies under any SVB Loan Document, or the threat of any such exercise by Silicon Valley Bank.

6.4  Taxes.    Borrower shall make, and cause each Subsidiary to make, due and timely payment or deposit of all material federal, state and local taxes, assessments or contributions required of it by law, including those laws concerning income taxes, F.I.C.A., F.U.T.A. and state disability, and will execute and deliver to Lender, on demand, proof satisfactory to Lender indicating that Borrower or a Subsidiary has made such payments or deposits and any appropriate certificates attesting to the payment or deposit thereof.

6.5 Insurance.

(a)  Borrower, at its expense, shall keep the Collateral insured against loss or damage by fire, theft, explosion, sprinklers and all other hazards and risks, and in such amounts, as ordinarily insured against by other owners in similar businesses conducted in the locations where

Borrower’s business is conducted on the date hereof. Borrower shall also maintain liability and other insurance in amounts and of a type that are customary to businesses similar to Borrower’s.

(b)  Upon Lender’s request, Borrower shall deliver to Lender certified copies of the policies of insurance and evidence of all premium payments. If an Event of Default has occurred and is continuing, all proceeds payable under any casualty policy shall, at Lender’s option, be payable to Lender to be applied toward the Obligations.

6.6  Merger Agreement Covenants.    Borrower shall comply at all times with the covenants set forth in the Merger Agreement (including the covenants set forth in Section 5 thereof), each of which is hereby incorporated herein by this reference.

6.7  Further Assurances.    At any time and from time to time, Borrower shall execute and deliver such further instruments and take such further action as may be reasonably requested by Lender to effect the purposes of the Loan Documents.

7.  NEGATIVE COVENANTS.

Borrower covenants and agrees that until satisfaction in full of the Obligations, Borrower will not do, and will not permit any of its Subsidiaries to do, any of the following:

7.1  Dispositions.  Convey, sell, lease, license, transfer or otherwise dispose of all or any part of its business or property, except that Borrower may (a) enter into software licenses in the ordinary course of business consistent with past practices, (b) dispose of and sell Inventory in the ordinary course of Borrower’s business and (c) sell obsolete property for fair market value up to $50,000 in the aggregate.

7.2  Change in Control or Executive Office or Jurisdiction of Incorporation.    Have a Change in Control (other than pursuant to the Merger Agreement), relocate its chief executive office, its principal place of business, any office in which it maintains books or records relating to Collateral or any office or facility at which Collateral is located, change its jurisdiction of incorporation, its corporate name, any trade name or corporate structure (other than pursuant to the Merger Agreement) or change its federal taxpayer identification number.

7.3  Mergers or Acquisitions.    Except pursuant to the terms and conditions of the Merger Agreement, merge or consolidate with or into any other Person, or acquire all or substantially all of the capital stock or property of another Person.

7.4  Indebtedness.    Create, incur, assume or be or remain liable with respect to any Indebtedness, other than trade payables and Permitted Indebtedness.

7.5  Encumbrances.    Create, incur, assume or allow any Lien with respect to any of its property, except for Permitted Liens, or assign or otherwise convey any right to receive income.

7.6  Distributions.    Pay any dividends or make any other distribution or payment on account of or in redemption, retirement or purchase of any capital stock, except for dividends or distributions by any Subsidiaries of Borrower to any other Subsidiaries of Borrower or to Borrower.

7.7  Investments.    Directly or indirectly acquire, own or make any Investment in or to any Person other than Permitted Investments.

7.8  Use of Proceeds.    Use the proceeds of the Loan, in whole or in part, to pay for any expense, cost or fee other than as expressly permitted by Section 6.2. For illustrative purposes only, the foregoing restriction includes, but is in no way limited to, any expense, cost or fee relating to any of the following: (a) professional services, including services rendered by attorneys and investment bankers; (b) obligations to Persons other than (i) vendors in the ordinary course of Borrower’s business consistent with Borrower’s past practice and (ii) Lender; (c) consultants that are Affiliates of Borrower or Affiliates of any of Borrower’s Subsidiaries; (d) except as expressly provided in Section 6.2, obligations incurred prior to the date of the Merger Agreement; and (e) payments in settlement of any claims made, threatened or filed against Borrower.

7.9  Transactions with Affiliates.    Directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Borrower.

7.10  Inventory and Equipment.    Store Borrower’s Inventory or Equipment with a bailee, warehouseman or similar party unless Lender has received a pledge of the warehouse receipt covering such Inventory or Equipment. Except for Inventory sold in the ordinary course of business, Borrower shall keep its Inventory and Equipment only at the location set forth in Section 10.

7.11  Compliance.    Become or be controlled by an “investment company,” within the meaning of the Investment Company Act of 1940, or become principally engaged in, or undertake as one of its important activities, the business of extending credit for the purpose of purchasing or carrying margin stock, or use the proceeds of the Loan for such purpose. Fail to meet the minimum funding requirements of ERISA, permit a Reportable Event or Prohibited Transaction, as defined in ERISA, to occur, fail to comply with the Federal Fair Labor Standards Act or violate any law or regulation, which violation could reasonably be expected to have a Material Adverse Effect on Borrower or result in a material diminution in the value of the Collateral, taken as a whole, or adversely affect the priority of Lender’s Lien on the Collateral.

8.  EVENTS OF DEFAULT.

Any one or more of the following events shall constitute an Event of Default by Borrower under this Agreement:

8.1  Payment Default.    If Borrower fails to pay any of the Obligations when due;

8.2  Covenant Default.    If Borrower fails to perform any obligation under Article 6 hereof and the same is not cured within ten (10) days of such failure (except for Borrower’s failure to perform its obligations under Section 6.3, which shall constitute an immediate Event of Default), or violates any of the covenants contained in Article 7, or fails or neglects to perform or observe any other material term, provision, condition or covenant contained in this Agreement, in any of the other Loan Documents or in any other agreement between Borrower and Lender;

8.3  SVB Loan Documents.    If Silicon Valley Bank shall exercise any of its remedies under any of the SVB Loan Documents;

8.4  Merger Agreement.    If there occurs a default, breach or failure to perform on the part of Borrower, or a Triggering Event (as defined in the Merger Agreement), under the Merger Agreement resulting in the termination of the Merger Agreement;

8.5  Material Adverse Effect.    If, in Lender’s determination, a Material Adverse Effect shall have occurred on Borrower;

8.6  Value of Collateral.    If an event occurs that results in a material diminution of the value of, or adversely affects the priority of Lender’s security interest in, the Collateral, taken as a whole;

8.7  Attachment.    If any material portion of Borrower’s assets is attached, seized, subjected to a writ or distress warrant, or is levied upon, or comes into the possession of any trustee, receiver or person acting in a similar capacity and such attachment, seizure, writ or distress warrant or levy has not been removed, discharged or rescinded within ten days, or if Borrower is enjoined, restrained, or in any way prevented by court order from continuing to conduct all or any material part of its business affairs, or if a judgment or other claim becomes a lien or encumbrance upon any material portion of Borrower’s assets, or if a notice of lien, levy, or assessment is filed of record with respect to any of Borrower’s assets by the United States Government, or any department, agency, or instrumentality thereof, or by any state, county, municipal, or governmental agency, and the same is not paid within ten days after Borrower receives notice thereof;

8.8  Insolvency.    If Borrower or any of its Subsidiaries becomes insolvent, or if an insolvency, bankruptcy or similar proceeding is commenced by or against Borrower or any of its Subsidiaries;

8.9  Other Agreements.    Except as set forth on the Schedule, if there is a default in any agreement to which Borrower is a party with a third party or parties resulting in a right by such third party or parties, whether or not exercised, to accelerate the maturity of any Indebtedness in an amount in excess of $100,000 or that could have a Material Adverse Effect on Borrower or result in any release of any source code for any Company Software (as defined in the Merger Agreement); or

8.10  Misrepresentations.    If any material misrepresentation or material misstatement exists now or hereafter in any warranty or representation set forth in (a) any Loan Document or the Merger Agreement or (b) any document or certificate delivered to Lender (i) pursuant to any Loan Document or the Merger Agreement or (ii) to induce Lender to enter into any Loan Document or the Merger Agreement.

9.  LENDER’S RIGHTS AND REMEDIES.

9.1  Rights and Remedies.    Upon the occurrence of an Event of Default that has not been cured within any applicable cure period, Lender may, at its election, without notice of its election and without demand, do any one or more of the following, all of which are authorized by Borrower:

(a)  Declare all Obligations, whether evidenced by this Agreement, by any of the other Loan Documents, or otherwise, immediately due and payable (provided that upon the occurrence of an Event of Default described in Section 8.8, all Obligations shall become immediately due and payable without any action by Lender);

(b)  Stop advancing money or extending credit for Borrower’s benefit under this Agreement or under any other agreement between Borrower and Lender;

(c)  Convert the Obligations or any portion thereof into Borrower’s common stock as provided in Section 10;

(d)  Settle or adjust disputes and claims directly with account debtors for amounts, upon terms and in whatever order that Lender reasonably considers advisable;

(e)  Make such payments and do such acts as Lender considers necessary or reasonable to protect its security interest in the Collateral. Borrower agrees to assemble the Collateral if Lender so requires, and to make the Collateral available to Lender in a mutually convenient location as Lender may designate. Borrower authorizes Lender to enter the premises where the Collateral is located, to take and maintain possession of the Collateral, or any part of it, and to pay, purchase, contest or compromise any encumbrance, charge or Lien, which in Lender’s determination appears to be prior or superior to its security interest and to pay all expenses incurred in connection therewith. With respect to any of Borrower’s owned or leased premises, Borrower hereby grants Lender a license to, upon the occurrence and continuance of an Event of Default, enter into possession of such premises and to occupy the same, without charge, in order to exercise any of Lender’s rights or remedies provided herein, at law, in equity or otherwise;

(f)  Set off and apply to the Obligations any and all indebtedness at any time owing to Borrower by Lender;

(g)  Ship, reclaim, recover, store, finish, maintain, repair, prepare for sale, advertise for sale and sell (in the manner provided for herein) the Collateral. Lender is hereby granted a license or other right, solely pursuant to the provisions of this Section 9.1, to use, without charge, Borrower’s Intellectual Property, or any property of a similar nature, as it pertains to the Collateral, in completing production of, advertising for sale and selling any Collateral and, in connection with Lender’s exercise of its rights under this Section 9.1, Borrower’s rights under all licenses and all franchise agreements shall inure to Lender’s benefit;

(h)  Sell the Collateral at either a public or private sale, or both, by way of one or more contracts or transactions, for cash or on terms, in such manner and at such places (including Borrower’s premises) in a commercially reasonable manner, and apply any proceeds to the Obligations in whatever manner or order Lender deems appropriate; and

(i)  Credit bid and purchase at any public sale in accordance with the Code.

Any deficiency that exists after disposition of the Collateral as provided above will be paid immediately by Borrower.

9.2  Power of Attorney.    Effective only during the existence of an Event of Default, Borrower hereby irrevocably appoints Lender (and any of Lender’s designated officers or employees) as Borrower’s true and lawful attorney to: (a) send requests for verification of Accounts or notify account debtors of Lender’s security interest in the Accounts; (b) endorse Borrower’s name on any checks or other forms of payment or security that may come into Lender’s possession; (c) sign Borrower’s name on any invoice or bill of lading relating to any Account, drafts against account debtors, schedules and assignments of Accounts, verifications of Accounts and notices to account debtors; (d) dispose of any Collateral; (e) make, settle and adjust all claims under and decisions with respect to Borrower’s policies of insurance; (f) settle and adjust disputes and claims respecting the accounts directly with account debtors, for amounts and upon terms which Lender determines to be reasonable; (g) to amend or otherwise modify, in its sole discretion, the IP Security Agreement, without first obtaining Borrower’s approval of or signature to such amendment or modification; (h) to transfer the Intellectual Property into the name of Lender or a third party to the extent permitted under the Code; and (i) to file, in its sole discretion, one or more financing or continuation statements and amendments thereto, relative to any of the Collateral; provided that Lender may exercise such power of attorney to sign the name of Borrower on any of the documents described in Section 4.2 regardless of whether an Event of Default has occurred. The appointment of Lender as Borrower’s attorney-in-fact, and each and every one of Lender’s rights and powers, being coupled with an interest, is irrevocable until all of the Obligations have been fully satisfied and performed.

9.3  Accounts Collection.    At any time during the existence of an Event of Default, (a) Lender may notify any Person owing funds to Borrower of Lender’s security interest in such funds and verify the amount of such Account and (b) Borrower shall collect all amounts owing to Borrower for Lender, receive in trust all payments as Lender’s trustee and immediately deliver such payments to Lender in their original form as received from the account debtor, with proper endorsements for deposit.

9.4  Lender Expenses.    If Borrower fails to pay any amounts or furnish any required proof of payment due to third persons or entities, as required under the terms of this Agreement, then Lender may do any or all of the following after reasonable notice to Borrower: (a) make payment of the same or any part thereof; or (b) obtain and maintain insurance policies of the type discussed in Section 6.4, and take any action with respect to such policies as Lender deems prudent. Any amounts so paid or deposited by Lender shall constitute Lender Expenses, shall be immediately due and payable, shall bear interest at the rate set forth in Section 2.3(b) and shall be secured by the Collateral. Any payments made by Lender shall not constitute an agreement by Lender to make similar payments in the future or a waiver by Lender of any Event of Default under this Agreement.

9.5  Lender’s Liability for Collateral.    So long as Lender complies with the Code, Lender shall not in any way or manner be liable or responsible for: (a) the safekeeping of the Collateral; (b) any loss or damage thereto occurring or arising in any manner or fashion from any cause; (c) any diminution in the value thereof; or (d) any act or default of any escrow agent, carrier, warehouseman, bailee, forwarding agency or other Person whomsoever. All risk of loss, damage or destruction of the Collateral shall be borne by Borrower.

9.6  Remedies Cumulative.    Each right, power and remedy of Lender provided for herein, in the other Loan Documents, the Merger Agreement and all other agreements, or now or hereafter existing at law or in equity, shall be cumulative and concurrent and shall be in addition to every right, power or remedy provided for herein and therein. The exercise by Lender on any one or more of such rights, powers or remedies shall not preclude the simultaneous or later exercise by any Person, including Lender, of any or all other rights, powers or remedies. Lender shall have all other rights and remedies not inconsistent herewith as provided under the Code, by law or in equity. No exercise by Lender of one right or remedy shall be deemed an election, and no waiver by Lender of any Event of Default on Borrower’s part shall be deemed a continuing waiver. No delay by Lender shall constitute a waiver, election or acquiescence by it. No waiver by Lender shall be effective unless made in a written document signed on behalf of Lender and then shall be effective only in the specific instance and for the specific purpose for which it was given.

9.7  Demand; Protest.    Borrower waives demand, protest, notice of protest, notice of default or dishonor, notice of payment and nonpayment.

10.  NOTICES.

Unless otherwise provided in this Agreement, all notices, demands, consents, requests, instructions and other communications to be given or delivered or permitted under or by reason of the provisions of this Agreement, or in connection with the transactions contemplated hereby, shall be in writing and shall be deemed to be delivered and received by the intended recipient as follows: (a) if personally delivered, on the business day of such delivery (as evidenced by the receipt of the personal delivery service); (b) if mailed by certified or registered mail return receipt requested, four (4) business days after the aforesaid mailing; (c) if delivered by overnight courier (with all charges having been prepaid), on the second business day of such delivery (as evidenced by the receipt of the overnight courier service of recognized standing); or (d) if delivered by facsimile transmission, on the business day of such delivery if sent by 5:00 p.m. in the time zone of the recipient, or if sent after that time, on the next succeeding business day (as evidenced by the printed confirmation of delivery generated by the sending party’s telecopier machine). If any notice, demand, consent, request, instruction or other communication cannot be delivered because of a changed address of which no notice was given (in accordance with this Section 10), or the refusal to accept same, the notice shall be deemed received on the business day the notice is sent (as evidenced by a sworn affidavit of the sender). All such notices, demands, consents, requests, instructions and other communications will be sent to the following addresses or facsimile numbers as applicable:

If to Borrower:	STARBASE CORPORATION

4 Hutton Centre Drive, Suite 900
Santa Ana, CA 92707
Attn: James Herrer, President and Chief Executive Officer
Telecopy: (714) 464-4483

with a copy (which shall not constitute notice) to:

Jenkens & Gilchrist Parker Chapin LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
Attn: Martin Eric Weisberg, Esq. and Christopher S. Auguste, Esq.
Telecopy: (212) 704-6288

If to Lender:	BORLAND SOFTWARE CORPORATION

100 Enterprise Way
Scotts Valley, CA 95066-3249
Attn: Keith E. Gottfried, Esq.
Senior Vice President—Law and Corporate Affairs,
General Counsel, Corporate Secretary and
Chief Legal Officer
Telecopy: (831) 431-4171

with copies (which shall not constitute notice) to:

Cooley Godward LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
Attention: Pamela J. Martinson, Esq.
Telecopy: (650) 857-0663

and

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attention: Daniel E. Stoller, Esq. and Richard J. Grossman, Esq.
Telecopy: (212) 735-2000

The parties hereto may change the address at which they are to receive notices hereunder, by notice in writing in the foregoing manner given to the other.

11.  CHOICE OF LAW AND VENUE; JURY TRIAL WAIVER.

This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, County of New Castle, without regard to principles of conflicts of law. Each of Borrower and Lender hereby submits to the exclusive jurisdiction of the state and Federal courts located in the State of Delaware. BORROWER AND LENDER EACH HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF ANY OF THE LOAN DOCUMENTS, THE FINANCING STATEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. EACH PARTY RECOGNIZES AND AGREES THAT THE FOREGOING WAIVER CONSTITUTES A MATERIAL INDUCEMENT FOR IT TO ENTER INTO THIS AGREEMENT. EACH PARTY REPRESENTS AND WARRANTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

12.  GENERAL PROVISIONS.

12.1  Successors and Assigns.    This Agreement shall bind and inure to the benefit of the respective successors and permitted assigns of each of the parties; provided, however, that neither this agreement nor any rights hereunder may be assigned by Borrower.

12.2  Indemnification.    Borrower shall defend, indemnify and hold harmless Lender and its officers, employees and agents against: (a) all obligations, demands, claims and liabilities claimed or asserted by any other party in connection with the transactions contemplated by this Agreement; and (b) all losses or Lender Expenses in any way suffered, incurred or paid by Lender as a result of or in any way arising out of, following, or consequential to transactions between Lender and Borrower whether under this Agreement, or otherwise (including reasonable attorneys’ fees and expenses), except for losses caused by Lender’s willful misconduct or gross negligence.

12.3  Time of Essence.    Time is of the essence for the performance of all obligations set forth in this Agreement.

12.4  Severability of Provisions.    Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

12.5  Amendments in Writing, Integration.    All amendments to this Agreement must be in writing and signed by the parties. All prior agreements, understandings, representations, warranties and negotiations between the parties hereto with respect to the subject matter hereof are merged into this Agreement and the other Loan Documents.

12.6  Interpretative Terms.    The words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole. The term “including” is not limiting and means “including, without limitation” and “including but not limited to.” The term “documents” includes any and all instruments, documents, agreements, certificates, indentures, notices and other writings, however evidenced. Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and plural.

12.7  Counterparts.    This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement.

12.8  Survival.    All covenants, representations and warranties made in this Agreement shall continue in full force and effect so long as any Obligations remain outstanding. The obligations of Borrower to indemnify Lender with respect to the expenses, damages, losses, costs and liabilities described in Section 13.2 shall survive until all applicable statute of limitations periods with respect to actions that may be brought against Lender have run.

12.9  Entire Agreement.    This Agreement (together with the schedules hereto), the other Loan Documents and the other agreements referred to herein and therein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or beyond any of the parties with respect to the subject matter hereof and thereof.

[The signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

STARBASE CORPORATION

By:	/S/ JAMES A. HARRER

Name:	James A. Harrer

Title:	President & CEO

BORLAND SOFTWARE CORPORATION

By:	/S/ DALE L. FULLER

Name:	Dale L. Fuller

Title:	CEO/President

EXHIBIT A

COLLATERAL DESCRIPTION

“Collateral” means all personal property of Borrower of every kind, whether presently existing or hereafter created, written, produced or acquired, including:

1.  all accounts (including health-care-insurance receivables), chattel paper (including tangible and electronic chattel paper), contract rights, deposit accounts, documents (including negotiable documents), equipment (including all accessions and additions thereto), general intangibles (including payment intangibles), goods (including fixtures), instruments (including promissory notes), inventory (including all goods held for sale or lease or to be furnished under a contract of service, and including returns and repossessions), commercial tort claims, investment property (including securities and securities entitlements), letters of credit, letter of credit rights, supporting obligations, rights to payment for money or funds advanced or sold and money;

2.  all common law and statutory copyrights and copyright registrations, applications for registration, now existing or hereafter arising, in the United States of America or in any foreign jurisdiction, obtained or to be obtained on or in connection with any of the forgoing, or any parts thereof or any underlying or component elements of any of the forgoing, together with the right to copyright and all rights to renew or extend such copyrights and the right (but not the obligation) of Lender to sue in its own name and/or in the name of Borrower for past, present and future infringements of copyright;

3.  all trademarks, service marks, trade names and service names and the goodwill associated therewith, together with the right to trademark and all rights to renew or extend such trademarks and the right (but not the obligation) of Lender to sue in its own name and/or in the name of Borrower for past, present and future infringements of trademark;

4.  all (i) patents and patent applications filed in the United States Patent and Trademark Office or any similar office of any foreign jurisdiction, and interests under patent license agreements, including the inventions and improvements described and claimed therein, (ii) licenses pertaining to any patent whether Borrower is licensor or licensee, (iii) income, royalties, damages, payments, accounts and accounts receivable now or hereafter due and/or payable under and with respect thereto, including damages and payments for past, present or future infringements thereof, (iv) rights (but not obligations) to sue in the name of Borrower and/or in the name of Lender for past, present and future infringements thereof, (v) rights corresponding thereto throughout the world in all jurisdictions in which such patents have been issued or applied for and (vi) reissues, divisions, continuations, renewals, extensions and continuations-in-part with respect to any of the foregoing;

5.  all (i) computer programs, source code and supporting information provided in connection with a transaction relating to the program and (ii) computer programs embedded in goods and any supporting information provided in connection with a transaction relating to the program whether or not the program is associated with the goods in such a manner that it customarily is considered part of the goods, and whether or not, by becoming the owner of the goods, a person acquires a right to use the program in connection with the goods, and whether or not the program is embedded in goods that consist solely of the medium in which the program is embedded;

6.  all goods, instruments, documents, policies and certificates of insurance, deposits, money, investment property or other property (except real property which is not a fixture), which are now or later in possession or control of Lender, or as to which Lender now or later controls possession by documents or otherwise;

7.  all of Borrower’s books and records with respect to any of the foregoing, and the computers and equipment containing said books and records; and

8.  all additions, attachments, accessions, parts, replacements, substitutions, renewals, interest, dividends distributions, rights of any kind (including any stock splits, stock rights, voting and preferential rights), products and proceeds of or pertaining to the above (including any insurance proceeds, and all supporting obligations and the security therefor or for any right to payment thereunder), and including cash or other property which were proceeds and are recovered by a bankruptcy trustee or otherwise as a preferential transfer by Borrower.

Notwithstanding the foregoing, the term “Collateral” shall not include any equipment (including any improvements thereon and the proceeds thereof) subject to a loan or lease agreement in effect on the date hereof which, by its terms, prohibits or restricts or requires consent for any other Lien on (1) such equipment or (2) the agreements pertaining to such equipment, in each case, only to the extent and for the duration of, such prohibition or restriction.

The terms above have the meanings assigned to them in Article 9 (or, absent definition in Article 9, in any other Article) of the Code. A reference to a type of collateral shall not be limited by a separate reference to a more specific or narrower type of that collateral.